April 27, 2018 VIA EMAIL AND EDGAR Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0805 Attention: Daniel F. Duchovny, Esq. and Joseph McCann, Esq., SEC Division of Corporation Fi- nance Re: Taubman Centers, Inc. Preliminary Proxy Statement on Schedule 14A Filed on April 16, 2018 by Taubman Centers, Inc. File No. 001-11530 Dear Messrs. Duchovny and McCann: On behalf of our client Taubman Centers, Inc. (“TCO,” or the “Company”), and in response to the Staff’s comments in a letter dated April 24, 2018 (the “Comment Letter”) regarding TCO’s preliminary proxy statement filed on Schedule 14A on April 16, 2018 (the “Preliminary Proxy Statement”), we submit this letter containing TCO’s responses to the Comment Letter. In connection with this letter, TCO is filing an amendment to the Preliminary Proxy Statement (“Amendment No. 1”) electronically with the Securities and Exchange Commission via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter to the Staff, along with two courtesy copies of Amendment No. 1 marked to show the changes made to the Preliminary Proxy Statement. The text of each of the Staff’s comments is set forth in bold, followed by the Com- pany’s responses. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Page numbers referenced in the responses refer to page numbers in Amendment No. 1. Terms used but not otherwise defined in this letter have the meanings set forth in Amendment No. 1. Voting Matters and Board Recommendations 1. Please revise this section of the Summary to identify briefly the subject matter of the “Land & Buildings Proposal” and similarly revise other sections of the proxy. Response: In response to the Staff’s comment, we have revised the “Voting Matters and Board Rec- ommendations” section of the Summary on page vi, the “Notice of Annual Meeting of

-2- Shareholders” section and pages 2, 3 and 6 of Amendment No. 1 to briefly summarize the subject matter of the “Land & Buildings Proposal.” Additionally, we have also revised the proxy card to briefly summarize the subject matter of the “Land & Buildings Proposal.” The Company’s capital structure has been clearly and consistently disclosed, page 92 2. We refer to the “Frequently Asked Questions” section of your website concerning the Series B Shares, which you reference in your disclosure. Please revise to explain your “UPREIT” structure and discuss “the history and rationale” behind the creation of the Series B class of equity. Response: In response to the Staff’s comment, TCO has revised the “Capital and Voting Structure” sec- tion of Amendment No. 1 on page 10 of Amendment No. 1, as well as corresponding lan- guage on page 88, to include an expanded explanation of the Company’s “UPREIT” struc- ture. We have also included a cross-reference to this additional language in revisions to page 91 of Amendment No. 1. Additionally, in response to the Staff’s comment, TCO has revised text on page 91 of Amendment No. 1 to provide further discussion on the history behind and the rationale for the creation of the Series B shares. The Company also respectfully directs the Staff’s atten- tion to the Company’s existing discussion of the 1998 restructuring that created the Series B class of equity, including as to the history and rationale behind the creation of the Series B shares, which is contained in the first paragraph of the sub-section titled “The Company’s capital and voting structure has been clearly and consistently disclosed” on page 91 of Amendment No. 1. * * * * We hope that the foregoing have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Sabastian V. Niles (212-403-1366 / svniles@wlrk.com) at Wachtell, Lipton, Rosen & Katz or Michael S. Ben at Honigman Miller Schwartz and Cohn LLP (313-465-7316 / mben@honigman.com). Very truly yours, Sabastian V. Niles /s/ Sabastian V. Niles Wachtell, Lipton, Rosen & Katz Michael S. Ben /s/ Michael S. Ben Honigman Miller Schwartz and Cohn LLP cc: Chris B. Heaphy, General Counsel, Taubman Centers, Inc.